UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT OF RELEVANT PART FROM

AUDIT COMMITTEE RECORD No 230

RECORD No 230. On March 8th, 2022, Buenos Aires City, at 11 a.m. the members of the Audit Committee of the EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (“EDENOR” or the “Company”) pursuant to Company Statute, Art. 25, meet at head office and meet through Microsoft Teams software, which allows the simultaneous transmission of sound, images and words during the whole meeting. Lawyer Van Morlegan states that according to the estimations of the Company Statute Esteban Gabriel Macek, Federico Claudio Zin, and Benjamín Andrés Navarro are gathered. Also herein are present María José Van Morlegan, Legal and Regulatory Affairs Director; Ricardo Damián Luttini, Internal Audit Director, and Carlos Fernández Funes, as External Advisor of Audit Committee. On behalf of Supervisory Commission, which verifies the participants’ s true accreditation of their identity and their participation at this meeting simultaneously, attend Jorge R. Pardo, and Carlos Cvitanich.

Mr. Macek speaks, and after verifying enough quorum to celebrate the meeting, and starts the session, considering the FIRST POINT of Agenda […] 2) ANNUAL REPORT AUDIT COMMITTEE CONSIDERETION FOR ANNUAL PERIOD ENDED ON DECEMBER 31ST 2021 […] They exchange ideas and opinions on the text Report, after which Macek proposes its approval under analysis and the performance by the Committee during 2021. Macek’s motion is approved unanimously.

Thereafter, Zin proposes delegate signature of the beforementioned Report on Macek, who is the President of de Audit Committee, and delegate on Secretariat to be noticed on next Board meeting and presents the Report to be added to the documentation to work with, as the financial statements on December 31st 2021. The proposal made by Zin is approved unanimously.

The beforementioned Report is transcribed in the herein record as Attached I.

[…]

Carlos Cvitanich, member of Supervisory Commission, who has participated along the meeting, writes that the decisions taken during the meeting were adopted under absolute regularity.

Having no other affair to deal with, the session is finished at 12.45 p.m.

Attached I

AUDIT COMMITTEE REPORT

FOR ANNUAL PERIOD ENDED ON DECEMBER 31ST 2021

March 8th, 2022, Buenos Aires City

To Board Directors and Shareholders of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA

NORTE S.A. (EDENOR S.A.)

Av. Del Libertador 6363, piso 11

Ciudad Autónoma de Buenos Aires

As members of Audit Committee (“Committee”) of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR S.A.” o “la Sociedad”), and according to what CNV stipulates, we present the following report on the work given by the Committee about its power issues related to annual period ended on December 31st, 2021 (thereafter “the annual period”). This report was passed by all member of Committee, Esteban Gabriel Macek; Federico Claudio Zin, and Benjamín Andrés Navarro.

I.	COMMITTEE POWER AND LIABILITIES

In short, Audit Committee main power and liabilities are the following:

-	On information, internal control and risk managing subject matter:
A.	Supervise external audit, evaluation of independency, its plans and development, expressing considerations about it in the annual report, and letting know on external audit times and other services offered by the audit company, as well as other companies for the services related with audit affairs, account, systems, internal control, and financial and administrative affairs counseling; therefore its related annual periods on those subject matter; and if it is necessary, state an opinion about:
1.	Board proposal of appointing or removing external auditors.
2.	Special audits applications made by minor shareholders (missing during the annual period).
B.	Evaluate plans and development of internal audit, giving opinion on that in the annual report.
C.	Supervise internal control and, as part of it, operation, and reliability of administrative and account system.
D.	Supervise the enforce of information politics on risk management of the Company.
E.	Evaluate behavior rules compliance applied to the Company.
F.	Supervise the operation of a channel through which complaints shall be filed on account, internal control, and audit affairs.
G.	Supervise financial information reliability and on relevant issues presented before CNV and stock exchange.
-	Other roles:
H.	Agreements celebrated between related parties on figures over 1% of Company Net Worth according to last passed financial report that Board of any of its members subject to its consideration, giving opinion about its adaptation to market conditions.
I.	State an opinion on conflicts of interest, granting full information to the market about it.
J.	Consider reasonableness on fees proposals and options of plans about actions of directors and managers that Board might ask.
K.	Elaborate a performance plan annually for the annual period, informing about it to the Board and Supervisory Commission.
L.	Analise annually the adequation of Committee Rule and inform any changes proposed to the Board for its review and approval.
M.	Giving any report, opinion or ruling that current rules demand.
N.	State opinion on legal demands compliance and on issuance conditions reliability in shares issuance cases or convertible stocks, excluding or limiting preference law (missing during the annual period).
O.	Giving opinion on public tender of share purchase by voluntary withdrawal of the listing (missing during the annual period).
P.	Inform on Board resolution requested in the cases of other purchased own shares (missing during the annual period).

Q.	Consider any other subject matter that the Board delegates at any time, as obey any other function that the Law states as its power.

On the following section, the beforementioned power and liabilities are explained which were applied to the annual period, originated on corresponding regulations (among others, Act No 26,831, Art. 64, 72, 73, 98, 108, and 110; CNV Rules, Title II, Chapter III, Section V; Art. 18), and the Committee Ruling of the Company Audit.

II.	TREATMENT ON COMMITTE POWER AFFAIRS

On February 24th, 2021, the Committee passed its plan to work for the 2021 annual period.

As follows, we summarize the treatment given for the Audit Committee on its power affairs according to what was beforementioned above, expecting those which do not apply. Thus, we describe the main duties done and the conclusion arrived on every subject matter.

A.	External Audit

On March 9th, 2021, the Board proposed appointing as external auditors of the Company for the annual period to Price Waterhouse & Co. S.R.L., appointing as main auditor to Raúl Leonardo Viglione, and substitute auditors to Fernando Rodríguez and Ezequiel Mirazón, all partners of the beforementioned company.

The Audit Committee, on April 6th, 2021, stated on the beforementioned proposal that the Board under favorable opinion on it.

On April 27th, 2021, Shareholders Assembly appointed auditors according to proposal by the Board.

With the objective of evaluating if the quality of the external audit allows giving a satisfactory level of trust on the documents studied by it, we have analyzed the following affairs as long as they are related to that objective:

1.	The history of the external audit company and, in particular, personal and professional conditions of the main and substitute auditors on their aptitude and independency, including among other duties the following:
a.	Reading sworn statements requested by art. 104 of Act No 26,831.
b.	Analysis of independency and quality control of auditors politics.
c.	Getting information on its training, experience, working methods, team building and customers.
d.	Getting an expression of auditors about their independency.
e.	Debate about it with authorities in charge from the Company.
2.	The development of the duties done by the auditors basically through meetings with them in which the following subject matter were analyzed:
a.	The application of appropriate politics and working methods.
b.	The planning of general duties.
c.	The duties done in important areas.
d.	The main written communications among the auditors and the authorities in charge of the Company.
e.	The results of the main Jobs and the appropriate conclusions.
f.	The criterion followed according to main account and Audit affairs.
3.	The reports shown by the auditors as a result of their work, including among others the following:
a.	Audit reports on financial statements on December 31st, 2021, and about the review of the informative appropriate outline and the complementary information requested by the CNV.

b.	Reports of limited revision according to the financial statements gathered intervals at March 31st, June 30th, and September 30th 2021, and on the revision of the appropriate informative outline and complementary information requested by the CNV.
4.	The services offered by the external auditors which represented a total amount of the annual period of $30,284,261, those are audit services and other services used to give trust to third parties.

According to what was stated on Internal Ruling of the Audit Committee, it i sour responsibility to inform as well on professional fees granted by other professionals during the annual period related to audit, account, systems, internal control, and financial and administrative counseling affairs, as well as the appropriate training related to those affairs. Thus, we inform on appropriate fees for 2021 annual period.

RENDERED SERVICES	AMOUNT (ARG PESOS)

Internal Control	9,184,738
Systems Consultancy	2,822,237
Administrative and Financial Support	43,533,798
Tax Counseling	11,663,751
67,204,524

As a result of the job done according to sated before and with the objective remarked, we have taken no knowledge of any important subject matter that we shall consider according to the appointed external auditors by the Assembly for the annual period, as far as their hiring, independency, training, planning, development, their reports and services that the Company has requested on such annual period. Thus, in our opinion, the planning and development of the external audit during the annual period have been appropriate and very satisfactory according to its purpose of giving an adequate level of trust on audited information.

B.	Internal Audit

The Internal Audit is an independent and impartial activity of assurance and consultancy thought to add value and improve the operations of the Company. For it, it cooperates with the compliance of the company’s objectives offering a systematic point of view and training to evaluate and improving the effectiveness of risk management, control and govern processes. The Internal Audit Direction objective is determined if the risk administrative drawing, and the govern and control processes designed and executed by Upper Management are adequate and work in a way that they secure:

a)	That the risks are properly identified and managed.
b)	That the interaction among the different groups that form the company govern is adequate.
c)	That the meaningful information (whether it is financial, management or operative) were honest, precise, reliable and timely.
d)	That the employers actions were according to the applicable politics, rules, procedures, laws and regulations.
e)	That the resources were economically acquired, efficiently used and adequately protected.
f)	That the stated objective were reached and the plans and programs approved were executed.
g)	That quality and continuous improvement of the organization processes were developed.

Our job according to internal Audit do not include subject matter related with the efficacy and efficiency of the operations, since we understand that they go beyond the subject matter of our power.

With the aim of evaluate if the Internal Audit Direction has compliance properly with the appropriate responsibilities, we have done the following detailed duties:

1.	Consideration of the following elements as far as they are related to the remarked objective:

a.	The mission, responsibilities and working method of the Internal Audit Direction according to it General Internal Audit Rule.
b.	The organization structure and its hierarchical dependency.
c.	The key power of its personnel.
d.	The annual working plan.
2.	Periodic meetings with the Internal Audit Direction to monitoring the compliance of the Audit plan and analyzing the results of the jobs done.

As a consequence of our labor, done with the objective and scope beforementioned, we have taken no knowledge of any important aspect to that we shall mention in relation to the organization, intendency, supervision and execution of the duties carried on during the annual period nor with the communication of its results. Based on that, in our opinion, the planning and developing of the internal audit labor done by such Direction during the annual period have been appropriate and very satisfactory according to the objectives which were beforementioned.

C.	Internal Control

Internal control is a process taken into account by the Board, Upper Management and the rest of the personnel of the Company designed to give a reasonable security for achievement and compliance of the objectives: (i) operative objectives: which refer to the effectiveness and efficiency of the operations, including operative and financial development goals, as far as protect the assets, (ii) report objectives: they refer to financial and non-financial information, and internal and external, covering the reliability, opportunity, clarity and other regulatory, ruling aspects or stated on the Company politics, and (iii) compliance objectives: related to the compliance of the laws and regulations to which it is subjected to the Company.

Our labor according to internal control do not include any related questions with the efficacy and efficiency to the operations to understand that they go beyond to the subjects of our power.

With the aim of evaluate how far the internal control in the Company in general, and its administrative and account system in particular (which is part of the other), fits appropriately with the mentioned purposes, to which we have limited the scope of our job, we have done the following detailed duties:

1.	Treatment of affairs related to internal control and administrative and account system of the Company with the key authorities in charge of the Company.

2.	Consideration of such duties on point B.
3.	Analysis of duties done about it by the External Audit and the results of its job.
4.	Analysis of the duties done by the Company in compliance with the rulings of Act Sarbanes Oxley about it:

Since the Company is reached by the rulings of Act Sarbanes Oxley, it must do all duty requested for the certification of internal control required by such rule.

The Audit Committee has taken knowledge of the already done duties and analyzing its results.

As a consequence of the work done, which objective and scope it is described before, we have taken no knowledge of any important subjects according to internal control and the administrative and account system of the Company in particular on those the Company has not disposed an adequate treatment, limiting us in this conclusion to the internal control aspects related to the protection of the assets to the compliance of the applicable rules and the reliability and adequate exposure of the accounting and financial information and on important facts.

D.	Risks Management

The responsibilities of the Committee related to the risk management consist in supervise the application of the politics of information on risk management subject matter of the company

With the objective of evaluate the application of the politics of information on risk management subject matter of the Company, we have done the following duties:

1.	Consideration of the rule of the Company corresponding to the Risk Management.
2.	Consideration of the job done by the Company about it and its results to that date.
3.	If it were necessary, evaluation of the extend the identified and evaluated risks were adequately informed according to the legal, regulatory, professional (on account subject matter) and the Company rules about it.

As a result of the job done, according to what was mentioned before and with the aim stated, we have taken no knowledge of any important question that might be considered an important separation of the implementation of the politics of information on risk management subject matter of the Company, neither as the legal regulatory, and professional account on risks subject matter.

E.	Behavior Rules

According to our responsibility to evaluate the compliance of the behavior rules applicable, we have focalized on our labor according to the members of the administration entity of the Company and with the other authorities in charge of the account and financial areas, pointing on integrity, clarity, reliability and adequate exposure of the finance information and important facts related affairs, and due use and protection of the company assets. About it, we have considered those rules established by legal, regulatory and the Company rulings.

On this subject, our labor was limited to consider the questions in which we have taken knowledge through our performance as Directors of the Company, of the duties done according to those subjects within the Committee power (in particular the mentioned on points B y C) and the duties detailed as follows:

1.	Inspection of mail rules established by the Company, including the Ethics Code and the Corporate Govern, as well as other rules and politics related to the integrity program of the Company.
2.	Consideration of Supervisory Commission reports.
3.	Such treatment with the authorities in charge of the Company.

As a consequence of the duties done, according to what was said before, with the aim and scope remarked, we have taken no knowledge of any important question that we shall consider according to the compliance of the behavior rules mentioned before.

F.	Complaints on account, Audit and internal control subject matter

Under compliance of applicable rules of the Company, this has a channel of complaints administered by an external company so that it may gather complains and complaints on account, internal control and audit subject matter, warranting the anonymity and confidentiality when the complainant wishes so. Moreover, the Company offers other internal channels to direct complaints.

The Audit Committee has treated with the Internal Audit Direction the operation ot the channels, the received complaints, the investigations carried on and the actions taken in consequence.

The Committee has no important issues to inform or consider about the operation of the complaints channel, analysis of the received information and the results gained on their subject matter power.

G.	Financial Information and on important facts

With the purpose of supervising the reasonableness of the financial information and on important facts presented before CNV and the markets where the Company is listed, we have done some duties spotted forward.

Our responsibility about it does not include the tests according to audit rules and, therefore, we have not done them. Our duties have been limited as indicated herein and, therefore, our conclusion on the information mentioned forward shall not be taken as a professional opinion on that, but it shall be limited to point the observations popped up from the job done. Regarding the financial statements of the annual period, the external auditors and the Supervisory Commission are who say an opinion about. We have rested, in part, on the labor done by them.

Our labor has contained the following documents:

a.	The financial statements related to the annual period ended on December 31st, 2021, and the Interval periods ended on March 31st, June 30th and September 30th, 2021.
b.	The informative reviews and other complementary information requested by the Rules of the CNV related to the annual period and the periods mentioned above.
c.	The Board Statement related to the annual period.
d.	The communications of the important facts and on key financial information additional to the mentioned above sent to the CNV and to the markets where the Company is listed.

The duties we have done related to those documents and the purpose, and the scope stated have been the following:

1.	Reading and analyzing the information contained on the beforementioned documents
2.	Analysis of the main account politics of the Company.
3.	Consideration of the duties carried on according to what is stated on points A to F and its results in what is related to the documents stated before.
4.	Debate of important account subject matter with the external auditors and key authorities in charge of the Company.
5.	Treatment before its issuance of the documents stated on points a and b, herein, as appropriate, with external auditors and key authorities in charge of the Company.
6.	Analysis of the annual period Statement and treatment of it with authorities in charge of the Company.
7.	Analysis of the beforementioned information in b, herein, considering what is stated in point 8, and working it with adequate authorities in charge of the Company in the cases that were considered necessary.
8.	Verification of the addition of the stated information of every fact and important circumstances on which we have acknowledge by the time of issuance.
9.	Consideration of the roles related to the Disclosure Committee.

Based on the job done, according to indicated before, with the aim and scope pointed, we have taken no knowledge of important remarks that we shall do to the information mentioned neither the politics, procedures nor controls related to its elaboration.

H.	Related parties agreements

Our responsibility according to the operations of the Company with related parties is declare itself on the agreements about important figures which were subjected to our consideration by the Board of the Company or any of its members, giving an opinion on whether it has been done under markets conditions.

According to Act No 26,831, art. 72, we have considered as important figure the equivalent to 1% of Net Worth according to our last balance sheet approved by the Shareholders Assembly.

In compliance with our responsibility, on December 2nd, 2021, during the annual period we have issued a declaration, approved by the majority of votes, reaching a favorable opinion related to the Tender of Technical Counseling Services presented by Empresa de Energía del Cono Sur S.A.

During annual period, the Board has not approved any other agreement with related parties under an important figure neither we have taken knowledge of any other important agreement with related parties.

I.	Conflicts of interest

During the course of the actions that we have carried away, as far as our nature as members of the Audit Committee and as Directors of the Company, we have taken no knowledge of any important case in which a member has taken part of corporate entities affected by a situation of conflict of interest, disobeying what is set out by the Law, the rules and the Company about it.

Besides, we inform that:

1.	Timely, we have given our opinion about the agreements with related parties under important figures according to referred before.

2.	Through conceptual reading and analysis of the financial statements we have corroborated that on them the Company presents the information on operations with controlling, controlled and related companies according to established by legal, regulatory rules and professional son subject matter.

3.	We have dealt with the external auditors the labor done by them related to the reliability of the information beforementioned.
4.	We have corroborated that the Supervisory Commission has done no remark whatsoever in its reports.

Based on the job done, according to what is stated before, we have taken no knowledge of any important observation that we must do about our responsibility of informing related to conflicts of interest cases.

J.	Proposal of professional fees for directors

Regarding our responsibility of giving opinion on the reasonability of the fees of the Board, we inform that on April 7th, 2021, the Committee declare don the reasonability of the proposal of professional fees for directors for annual period 2020.

K.	Working plan

On February 22nd, 2022, the Committee passed its working plan for annual period 2022.

L.	Adaptation of Ruling Audit Committee

On April 28th, 2020, the Shareholders Assembly decided the modification of the statute, stipulating among other issues that the Audit Committee states its own regulations. The modification of the statute requires previous approval of ENRE [Argentine acronym for ERSE's -Energy Services Regulatory Authority] and later approval of CNV. So far, ENRE has not dispatched about it.

The Committee stands by the approval of the statutes of the Company mentioned above to go under procedure of revision and eventually adapt its internal regulation of operations.

M.	Issuance of reports and opinions

The Audit Committee has issued all reports and opinions that were related to and were requested for, connected with points A, H and J above.

Moreover, on August 9th, 2021, within the procedure framework of Public Tender of Compulsory Acquisition of Class B and C shares of the Company, promoted by Empresa de Energía del Cono Sur S.A., the Audit Committee, according to art. 23, Section VI, Chapter II, Title III of CNV rules, delivered unanimously a favorable opinion on the reasonability of the Price Offered.

III.	GENERAL CONCLUSION

According to the beforementioned, as members of the Audit Committee of the Company we have carried out different duties in compliance with the responsibilities that have been designated for the legal, regulatory, and corporate rulings.

As a result of the beforementioned duties and according to what we have pointed before, we have taken no knowledge of any important observation that, according to our loyal awareness and understanding, we shall do in this report regarding the subject matter of our power.

Herein set signature: Esteban Gabriel Macek, Federico Claudio Zin, Benjamín Navarro, Jorge R. Pardo, and Carlos Cvitanich.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022